Exhibit 99.1

Silvercorp Reports Operational Results and Financial Results Release Date for the Second Quarter, Fiscal 2026

Trading Symbol:           TSX/NYSE American: SVM

VANCOUVER, BC, Oct. 15, 2025 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) reports production and sales figures for the second quarter ended September 30, 2025 ("Q2 Fiscal 2026"). Silvercorp expects to release its Q2 Fiscal 2026 unaudited interim financial results on Thursday, November 6, 2025, after market close.

Q2 Fiscal 2026 Operational Highlights

•	Revenue of approximately $83.3 million, an increase of 23% over the same quarter last year ("Q2 Fiscal 2025");
•	Silver production of 1.7 million ounces, an increase of 0.2% over Q2 Fiscal 2025; silver equivalent (only silver and gold)[i] production of 1.84 million ounces, an increase of 5% compared to 1.75 million ounces in Q2 Fiscal 2025;
•	Lead production of 14.2 million pounds, an increase of 8% over Q2 Fiscal 2025;
•	Zinc production of 5.6 million pounds, a decrease of 3% over Q2 Fiscal 2025;
•	Active exploration continued at the Ying Mining District and the GC Mine with a total of 77,507 metres ("m") of drilling and 14,437 m of exploration tunneling completed;
•	Kuanping mine construction continued, with 831 m of ramp development and 613 m of exploration tunneling completed;
•	El Domo mine construction continued to advance with approximately 1.29 million cubic metres of material removed, up 249% compared to last quarter; and
•	Underground mining preliminary economic assessment study for the Condor Project initiated; completion expected in Q3 Fiscal 2026.

Q2 Fiscal 2026 Operational  Details

The Ying Mining District processed 265,002 tonnes of ore, up 26% over Q2 Fiscal 2025. Approximately 1,529 thousand ounces ("Koz") of silver, 2,085 ounces ("oz") of gold, or 1,708 Koz of silver equivalent, plus 12,928 thousand pounds ("Klb") of lead, and 1,423 Klb of zinc were produced, representing production increases of 1%, 76%, 6%, and 8%, respectively, in silver, gold, silver equivalent and lead, and a decrease of 21% in zinc over Q2 Fiscal 2025. Production at the Ying Mining District during the quarter was affected by the temporary closure of certain mining areas (refer to Silvercorp's August 7, 2025 news release). These areas have since reopened, and production has returned to normal levels. A total of 64,330 m of drilling and 12,638 m of exploration tunneling were completed in Q2 Fiscal 2026.

The GC Mine processed 76,249 tonnes of ore, down 12% over Q2 Fiscal 2025. Approximately 130 Koz of silver, 1,306 Klb of lead, and 4,221 Klb of zinc were produced, representing a decrease of 5% in silver and increases of 6% and 5% in lead and zinc over Q2 Fiscal 2025. A total of 13,176 m of drilling and 1,799 m of exploration tunneling were completed in Q2 Fiscal 2026. The production at the GC Mine in Q2 Fiscal 2026 was interrupted by severe rainy and typhoon weather conditions for around 10 days.

The El Domo mine construction advanced significantly in Q2 Fiscal 2026. Approximately 1.29 million cubic metres of material were removed, representing a 249% increase over the last quarter. The 481-bed construction camp has been substantially completed and is scheduled to be fully operational in October 2025. Surface clearing for the tailings storage facility (TSF) began in September 2025, with 15,700 cubic meters of topsoil excavated to prepare the starter dam foundation. Four sections of the external power line construction contracts have been awarded and the final section remains under engineering design. In addition, equipment orders totaling approximately $22.2 million have been placed.

Consolidated Operational Results for the Three Months Ended September 30, 2025 and 2024

	Q2 Fiscal 2026			Q2 Fiscal 2025
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Ore Processed (tonnes)	265,002	76,249	341,251	210,498	86,707	297,205
Silver-lead Ore (tonne)	235,168	76,249	311,417	193,423	86,707	280,130
Gold Ore (tonne)	29,834	-	29,834	17,075	-	17,075

Head Grade for Silver-lead Ore
Silver (grams/tonne)	207	64		254	61
Lead (%)	2.6	0.9		3.0	0.8
Zinc (%)	0.4	2.8		0.6	2.4

Head Grade for Gold Ore
Gold (grams/tonne)	1.4	-		1.6	-
Silver (grams/tonne)	81	-		87	-
Lead (%)	0.9	-		0.9	-

Recovery Rates
Gold (%)*	94.2	-		92.2	-
Silver (%)	94.8	85.8		94.9	82.2
Lead (%)	93.5	89		94.0	87.9
Zinc (%)	65.8	91.1		70.4	90.2

Metals Produced
Silver (Koz)	1,529	130	1,659	1,518	137	1,655
Gold (oz)	2,085	-	2,085	1,183	-	1,183
Silver equivalent (Koz)	1,708	130	1,838	1,614	137	1,751
Lead (Klb)	12,928	1,306	14,234	11,970	1,232	13,202
Zinc (Klb)	1,423	4,221	5,644	1,795	4,016	5,811

Metals Sold
Silver (Koz)	1,526	129	1,655	1,505	136	1,641
Gold (oz)	2,033	-	2,033	1,239	-	1,239
Lead (Klb)	13,468	1,284	14,752	11,980	1,278	13,258
Zinc (Klb)	1,435	4,239	5,674	1,818	4,074	5,892
*Only representing the gold recovery rate for Gold Ore.

Consolidated Operational Results for the Six Months Ended September 30, 2025 and 2024

	Six months ended September 30,2025			Six months ended September 30,2024
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Ore Processed (tonnes)	548,357	151,118	699,475	431,740	173,161	604,901
Silver-lead Ore (tonne)	488,126	151,118	639,244	406,189	173,161	579,350
Gold Ore (tonne)	60,231	-	60,231	25,551	-	25,551

Head Grade for Silver-lead Ore
Silver (grams/tonne)	213	66		247	63
Lead (%)	2.7	0.8		3.1	0.8
Zinc (%)	0.5	2.6		0.7	2.4

Head Grade for Gold Ore
Gold (grams/tonne)	1.4	-		1.6	-
Silver (grams/tonne)	66	-		91	-
Lead (%)	0.8	-		1.3	-

Recovery Rates
Gold (%)*	93.8	-		92.6	-
Silver (%)	94.7	85.6		94.9	83.2
Lead (%)	93.8	89.5		94.2	89.1
Zinc (%)	64.9	90.6		71.4	90.3

Metals Produced
Silver (Koz)	3,218	268	3,486	3,090	282	3,372
Gold (oz)	4,135	-	4,135	2,329	-	2,329
Silver equivalent (Koz)	3,593	268	3,861	3,271	282	3,553
Lead (Klb)	27,529	2,440	29,969	26,050	2,771	28,821
Zinc (Klb)	3,268	7,605	10,873	4,263	7,982	12,245

Metals Sold
Silver (Koz)	3,219	265	3,484	3,095	285	3,380
Gold (oz)	3,984	-	3,984	2,237	-	2,237
Lead (Klb)	27,578	2,420	29,998	26,099	2,822	28,921
Zinc (Klb)	3,293	7,570	10,863	4,311	8,065	12,376
*Only representing the gold recovery rate for Gold Ore.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information
Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

This news release includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable securities laws relating to, among other things statements regarding the timing of release the Company's Q2 Fiscal 2026 unaudited interim financial results, the completion of the underground mining pre-feasibility study for Condor Project, and schedule of the construction camp to be fully operational. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors, including  fluctuating commodity prices; recent market events and condition; estimation of mineral resources, mineral reserves and mineralization and metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; climate change; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; permits and licences for mining and exploration in China; title to properties; non-controlling interest shareholders; acquisition of commercially mineable mineral rights; financing; competition; operations and political conditions; regulatory environment in China; regulatory environment and political climate in Bolivia and Ecuador; integration and operations of Adventus; environmental risks; natural disasters; dependence on management and key personnel; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; outcome of current or future litigation or regulatory actions; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; public health crises; the Company's investment in New Pacific Metals Corp. and Tincorp Metals Inc.; and the other risk factors described in the Company's Annual Information Form and in the Company's Annual Report on Form 40-F, and other filings with Canadian and U.S. regulators on www.sedarplus.ca and www.sec.gov; could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents expectations as of the date of this news release and is subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

A comprehensive discussion of other risks that impact Silvercorp can also be found in its public reports and filings which are available under its profile at www.sedarplus.ca.

i Silver equivalent is calculated by converting the gold metal quantity to its silver equivalent using the ratio between the net realized selling prices of gold and silver achieved, and then adding the converted amount expressed in silver ounces to the ounces of silver.

View original content to download multimedia:https://www.prnewswire.com/news-releases/silvercorp-reports-operational-results-and-financial-results-release-date-for-the-second-quarter-fiscal-2026-302585288.html

SOURCE Silvercorp Metals Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2025/15/c6678.html

%CIK: 0001340677

CO: Silvercorp Metals Inc.

CNW 17:05e 15-OCT-25